Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated February 12, 2026
to
Prospectus dated April 11, 2025

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. (“FS Credit REIT”) dated April 11, 2025 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 29 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•to disclose the transaction price for each class of our common stock as of March 1, 2026;
•to disclose the calculation of our January 31, 2026 net asset value (“NAV”) per share for all share classes;
•to provide a market update;
•to provide updates to our portfolio and our business;
•to provide an update regarding our financing arrangements; and
•to provide an update to the status of our current public offering.

March 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2026 (and repurchases as of February 28, 2026) is as follows:

Transaction Price (per share)
Class S	$24.8394
Class T	$24.5813
Class D	$24.6358
Class M	$24.7035
Class I	$23.9221
Class F*	$25.1936
Class Y*	$23.9072
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*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The March 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2026. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2026 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2026 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fscreit.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2026.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2026 (dollar amounts in thousands):

Components of NAV	January 31, 2026
Loans receivable	$7,992,050
Investment in real estate	683,467
Mortgage-backed securities held-to-maturity	148,169
Mortgage-backed securities, at fair value	308,842
Cash and cash equivalents	156,704
Restricted cash	32,372
Other assets	89,674
Collateralized loan obligation, net of deferred financing costs	(2,491,377)
Repurchase agreements payable, net of deferred financing costs	(2,767,323)
Credit facility payable, net of deferred financing costs	(925,907)
Mortgage note, net of deferred financing costs	(124,700)
Accrued stockholder servicing fees(1)	(2,017)
Other liabilities	(80,082)
Net asset value	$3,019,872
Number of outstanding shares	123,478,331

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of January 31, 2026, we accrued under GAAP $90,012 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2026 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,667,204	$16,461	$9,182	$94,944	$1,197,181	$14,731	$20,169	$3,019,872
Number of outstanding shares	67,119,351	669,641	372,705	3,843,334	50,044,930	584,712	843,658	123,478,331
NAV per Share as of January 31, 2026	$24.8394	$24.5813	$24.6358	$24.7035	$23.9221	$25.1936	$23.9072

Market update
Fed policymakers stood pat at their January meeting yet Treasury the 2 year/10year Treasury yield curve continued its steepening trend of recent months as markets reacted to Kevin Warsh’s nomination as Fed Chair. The 2-year Treasury yield fell -2 basis points (bps) in January, to 3.52%, while the longer-dated 10-year Treasury yield rose 6 bps, to 4.24%. Against this backdrop, the Bloomberg U.S. Aggregate Index was mostly flat (+0.11%) in January. It has produced slightly negative returns (-0.20%) over the last five years amid persistent interest rate volatility.
CRE deal volume rebounded strongly in Q4 and for full year 2025 while pricing showed a more modest improvement over both timeframes.
•Transaction volume reached $185.8 billion in Q4 2025, up 30% from a year earlier, and $545.3 billion for full year 2025, a 23% annual increase. While data centers drove much of the gains, annual volume still would have risen 19% excluding data centers, underscoring the breadth of the market’s recovery.1
•Property pricing was flat (+0.2%) in 2025, led by suburban office (+2.7%) and industrial (+2.0%). However, prices declined -0.9% in Q4, with most property types slipping except suburban office, signaling momentum softened toward year end.1
Sentiment in the CRE market improved meaningfully during 2025, driven by a supportive economic and rate backdrop. The CREFC CRE Sentiment Index, a quarterly survey that monitors changes in CRE market conditions, climbed for the third straight quarter in Q4 2025, nearing its record high from Q4 2024. Nearly 70% of respondents expect falling mortgage rates and stabilizing cap rates to positively affect CRE finance, with none expecting a negative impact. A survey record 97% anticipate higher borrower demand, highlighting continued pent-up refinancing and acquisition needs.
Fundamentals across most property types remain supportive.
•Surging borrowing costs in recent years suppressed construction activity and led to a sharp reduction in completions in 2025, which should remain in place over the next 2-3 years. Multifamily and industrial completions have seen the largest declines, while supply growth in retail and office has been minimal.
•Meanwhile, net operating income and occupancy levels remain healthy across sectors.
•As noted, even the office market, where weakness persists primarily among older properties that feature fewer modern amenities, appears to be turning a corner. Annual office sales volume rose 26% in 2025, outpacing all other major property types.1
In an environment where property fundamentals are stabilizing but capital appreciation has yet to return as a meaningful driver of returns, debt may offer the most efficient way to generate return while preserving capital.
The need for capital to refinance maturing loans is substantial. Roughly $2 trillion in CRE debt—about a third of all outstanding—will mature by the end of 2027. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance update
FS Credit REIT generated positive total returns across all share classes in January as monthly distributions offset net asset value (NAV) depreciation of approximately $0.01 across all share classes.
As of January 31, 2026, FS Credit REIT has achieved 70 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment.
As previously communicated, our board of directors approved a decrease of approximately 30 bps to the distribution rate across all share classes effective with the February 2026 distribution, which we believe will help support the long-term sustainability of the distribution while continuing to deliver meaningful income above risk-free rates.
Accounting for the February distribution, FS Credit REIT’s excess income (Class I shares) over three-month U.S. Treasury bills has widened by approximately 140 basis points since Q2 2024, reaching approximately 370 bps as of January 31, 2026, alongside 175 bps of Fed rate cuts.
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(1)    MSCI Real Capital Analytics as of December 2025, latest data available.

•The February distribution will be paid on February 27, 2026 to shareholders of record as of February 26, 2026, in the following amounts: $0.1479 for Class I shares, $0.1415 for Class D share, $0.1415 for Class M shares, $0.1300 for Class S Shares and $0.1300 for Class T shares, $0.1736 for Class F shares and $0.1739 for Class Y shares.
•Based on the February distributions and the respective net asset values as of January 31, 2026, the annualized distribution rate is 7.42% for Class I shares, 6.89% for Class D shares, 6.87% for Class M shares, 6.28% for Class S shares, 6.35% for Class T shares, 8.27% for Class F shares and 8.73% for Class Y shares.
•The tax equivalent distribution rate based on the February distribution and the respective net asset values as of January 31, 2026 is 8.29% for Class I shares, 7.70% for Class D shares, 7.68% for Class M shares, 7.02% for Class S shares and 7.10% for Class T shares, 9.24% for Class F shares and 9.76% for Class Y.2
Based on the March 1, 2026 transaction prices, the current annualized distribution rate is 7.72% for Class I shares, 7.19% for Class D shares, 7.17% for Class M shares, 6.58% for Class S shares and 6.65% for Class T shares, 8.57% for Class F shares and 9.03% for Class Y shares.
We met 100% of repurchase requests in January.
Portfolio highlights
We closed on $149.6 million in new originations in January and maintain a strong, diverse and growing pipeline of senior loans set to close during Q1 2026 as our liquidity position allows us to capitalize on improving commercial real estate (CRE) transaction volume.
During 2025, we closed on 34 loans totaling approximately $2.4 billion. Originations were underwritten at loan-to-value ratios which we believe were appropriate based on our deep, bottom-up underwriting of the property, geography and borrower, and provide a strong equity cushion beneath our loans.
Assets on nonaccrual represented 2.21% of the portfolio as of January 31, 2026.3 We are actively working to reduce the non-accruals in a way that we believe can help maximize shareholder value, whether through refinancing the loans, taking ownership of the property or selling the loan to a new buyer.
We believe the commercial real estate market is at an inflection point in 2026, supported by stabilization in property values across sectors, steadily rising transaction volume, strong quarterly improvement in CRE sentiment indices and resilient net operating income growth. In our view, the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:
•Debt-focused nature of our strategy as we believe forward returns in CRE will largely be driven by income generation compared to price appreciation.
•Relative level of income above cash yields. As noted, the level of excess income our distribution provides over risk-free rates has increased materially on both a nominal and real basis as the Fed has cut short-term rates. In addition, the tax-advantaged nature of our distributions allows individual investors to deduct up to 20% of qualified REIT dividends under Section 199A, resulting in a highly attractive tax-equivalent and after-tax yield that compares favorably with many corporate private credit investments.
•Available liquidity for new investments. We have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—positions us to capitalize on a robust new origination pipeline.
•Continued strong performance of the portfolio. FS Credit REIT has generated positive total returns in 95 out of 97 months; its largest monthly drawdown was just -0.27% in March 2020.
•High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline. We believe this seniority is especially important during market pullbacks. Approximately 87% of FS Credit REIT’s portfolio is comprised of private senior loans that are held to maturity at amortized cost and subject to impairment. Therefore, the net asset value is determined primarily on fundamental value rather than market sentiment.
•Deep experience of Future Standard and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of
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(2)    The passage of the One Big Beautiful Bill Act on July 4, 2025, made permanent a deduction of up to 20% of qualified REIT dividends for non-corporate investors. The tax-equivalent distribution rate represents the distribution rate required for a fully taxable investment to deliver the same after-tax income as a REIT. For example, assuming a 37% federal tax bracket, the distribution rate (or yield) on a fully taxable investment would need to be 8.29% to match the after-tax income of a REIT with an annualized distribution rate of 7.42%.
(3)    Represents non-accrual debt investments as a percentage of FS Credit Real Estate Income Trust, Inc.’s total debt portfolio.

loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•Geographically diversified composition of our $9.4 billion portfolio, weighted to multifamily properties.
•The long-term nature of our borrowings. Approximately 95% of FS Credit REIT’s borrowings are financed through matched-term facilities, and approximately 78% through matched-term, non-mark-to-market facilities. This financing approach helps stabilize performance across changing rate environments, manage risk and support long-term returns.

Financing Arrangements

CLO Transaction Overview
On February 10, 2026 (the “CLO Closing Date”), FS Credit Real Estate Income Trust, Inc. (the “Company”) issued a collateralized loan obligation (the “CLO”) through its subsidiary real estate investment trust, FS Rialto Sub-REIT LLC (“Sub-REIT”), and a wholly-owned subsidiary of Sub-REIT, FS Rialto 2026-FL11 Issuer, LLC, a newly-formed Delaware limited liability company, as issuer (the “CLO Issuer”).
On the CLO Closing Date, the CLO Issuer issued six classes of offered notes, the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes (the “Offered Notes”), and an additional three classes of non-offered notes, the Class F Notes, the Class G Notes and the Class H Notes (together with the Offered Notes, the “Notes”; all classes of Notes other than the Class H Notes are referred to collectively herein as the “Secured Notes”), each in the principal amount and having the characteristics and designations set forth in the table and description below.
The CLO Issuer issued the Notes pursuant to the terms of an indenture, dated as of February 10, 2026 (the “Indenture”), by and among the CLO Issuer, the Company, as advancing agent (in such capacity, the “Advancing Agent”), Wilmington Trust, National Association, as trustee (the “Trustee”), and Computershare Trust Company, National Association, as note administrator (in such capacity, the “Note Administrator”) and custodian. The Note Administrator will also act as paying agent, calculation agent, transfer agent, backup advancing agent and notes registrar for the CLO Issuer. The Company will serve as the collateral manager for the CLO Issuer. A copy of the Indenture is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Class of Notes	Principal Balance	Percentage of the Aggregate Principal Balance of all Notes	Ratings (Fitch / Morningstar DBRS)	Initial Weighted Average Life of Notes(1)	Fully Extended Weighted Average Life of Notes(2)
Class A Notes	$600,098,000	58.000%	AAAsf / AAA(sf)	4.94 years	4.60 years
Class A-S Notes	$150,025,000	14.500%	NR / AAA(sf)	5.53 years	4.93 years
Class B Notes	$49,146,000	4.750%	NR / AA(low)(sf)	5.53 years	4.94 years
Class C Notes	$50,439,000	4.875%	NR / A(low)(sf)	5.53 years	4.94 years
Class D Notes	$47,853,000	4.625%	NR / BBB(sf)	5.53 years	4.94 years
Class E Notes	$19,400,000	1.875%	NR / BBB(low)(sf)	5.53 years	4.94 years
Class F Notes	$42,679,000	4.125%	NR / BB(low)(sf)	5.53 years	4.94 years
Class G Notes	$23,280,000	2.250%	NR / B(low)(sf)	5.53 years	5.12 years
Class H Notes	$51,733,076	5.000%	NR / NR	N/A	N/A
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(1)    The initial weighted average life of each Class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan pays off on its current maturity date without extension. There can be no assurances that such assumptions will be met.

(2)    The fully extended weighted average life of each Class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan is fully extended to its maximum contracted extension term. There can be no assurances that such assumptions will be met.

The Notes will mature at par on the payment date in January 2044, unless redeemed or repaid prior thereto.
The Indenture allows for the exchange of all or a portion of certain classes of Notes for proportionate interests in one or more classes of certain other notes, as further explained under the heading “Exchangeable Notes” below.

The Offered Notes were placed pursuant to a Placement Agency Agreement, dated as of January 22, 2026, by and among the CLO Issuer, the Company, FS CREIT Finance Holdings LLC (the “Seller”), Wells Fargo Securities, LLC (“Wells Fargo Securities”), Morgan Stanley & Co. LLC (“Morgan Stanley”), Goldman Sachs & Co. LLC (“Goldman Sachs”), Barclays Capital Inc. (“Barclays”), Natixis Securities Americas LLC (“Natixis”), Capital One Securities, Inc. (“Capital One Securities”), Citigroup Global Markets Inc. (“Citigroup”), J.P. Morgan Securities LLC (“JPMS”) and M&T Securities, Inc. (together with Wells Fargo Securities, Morgan Stanley, Goldman Sachs, Barclays, Natixis, Capital One Securities, Citigroup and JPMS, the “Placement Agents”). FS Rialto 2026-FL11 Holder, LLC, which is an indirect wholly-owned subsidiary of the Company and a direct wholly-owned subsidiary of Sub-REIT, acquired 100% of the Class E Notes, Class F Notes, the Class G Notes and the Class H Notes issued on the CLO Closing Date.
The Offered Notes represent limited recourse obligations of the CLO Issuer payable solely from certain collateral interests acquired by the CLO Issuer on and after the CLO Closing Date and pledged under the Indenture. To the extent the collateral is insufficient to make payments in respect of the Offered Notes, none of the CLO Issuer, any of its affiliates or any other person will have any obligation to pay any further amounts in respect of the Offered Notes. The Class H Notes are not secured.
The Class H Notes have no stated interest rate. The holders of the Class H Notes will be entitled to receive, on each monthly payment date up to (but not including) the stated maturity date of such Notes (unless redeemed prior thereto), as distributions of principal and interest, any cash remaining after payment of all distributions with a more senior level of priority. In addition, upon any redemption of the Notes and upon the maturity of the Notes, the holders of the Class H Notes will be entitled to receive all net proceeds remaining after the sale of the collateral in accordance with the Indenture and cash, if any, remaining after payment of all specified amounts in accordance with the priority of payments.
The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.
The proceeds from the issuance of the Notes on the CLO Closing Date, after payment of certain fees and expenses, were used to (i) purchase an initial portfolio of collateral interests, (ii) repay amounts owed in respect of certain pre-CLO Closing Date financings, including under certain repurchase facilities with affiliates of the Placement Agents, and (iii) undertake certain related activities.
The initial portfolio of collateral interests was purchased by the CLO Issuer from the Seller pursuant to a collateral interest purchase agreement (the “Collateral Interest Purchase Agreement”), dated as of February 10, 2026, by and among the CLO Issuer, the Seller, the Company and, solely with regard to certain tax covenants, Sub-REIT. Pursuant to the Collateral Interest Purchase Agreement, the Seller made certain representations and warranties to the CLO Issuer with respect to the collateral interests. In the event that a material breach of a representation or warranty or material document defect with respect to any collateral interest exists, the Seller will have to either (a) correct or cure such breach of representation or warranty or document defect in all material respects, within 90 days (or as such time may be extended under the Collateral Interest Purchase Agreement) of discovery by the Seller or any party to the Indenture (to the extent such breach is capable of being corrected or cured), (b) make a cash payment to the CLO Issuer in an amount that the Collateral Manager on behalf of the CLO Issuer, subject to consent by a majority of the controlling class (excluding Seller and its affiliates), determines is sufficient to compensate the CLO Issuer, (c) repurchase such collateral interest at a repurchase price calculated as set forth in the Collateral Interest Purchase Agreement, or (d) exchange the collateral interest. The obligation of the Seller to repurchase a collateral interest in connection with a material breach of a representation or warranty or a document defect pursuant to the Collateral Interest Purchase Agreement has been guaranteed by the Company.

The Notes
Collateral
The Secured Notes will be secured by, among other things, (i) the commercial mortgage loans and participation interests in commercial mortgage loans acquired by the CLO Issuer on the CLO Closing Date and thereafter from time to time in accordance with the terms of the Indenture, (ii) the collection account, the participated loan collection account, the payment account, the custodial account and the related security entitlements and all income from the investment of funds in any of the foregoing at any time credited to any of the foregoing accounts, (iii) the eligible investments purchased from deposits in certain accounts, (iv) the CLO Issuer’s rights under certain agreements (including the Collateral Interest Purchase Agreement and the Servicing Agreement, each as defined herein), (v) all amounts delivered to the Note Administrator or its bailee (directly or through a securities intermediary), (vi) all other investment property, instruments and general intangibles in which the CLO Issuer has an interest, (vii) the CLO Issuer’s ownership interests in and rights in all permitted subsidiaries and (viii) all proceeds of the foregoing (collectively, the “Collateral”).
Maturity
The Notes will mature at par on the payment date in January 2044, unless redeemed or repaid prior thereto.
Interest Rate
For purposes of the below, “Benchmark” means the reference rate used to determine the rate at which interest will accrue on a Class of Notes, which (1) initially will be Term SOFR and (2) from and after the occurrence of a benchmark transition event with respect to a Benchmark and its related benchmark replacement date will be the applicable benchmark replacement.
Class A Notes. The Class A Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.4500% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2031, 0.25%.
Class A-S Notes. The Class A-S Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.6500% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2031, 0.25%.
Class B Notes. The Class B Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.9000% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2031, 0.50%.
Class C Notes. The Class C Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.0500% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2031, 0.50%.
Class D Notes. The Class D Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.6500% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2031, 0.50%.
Class E Notes. The Class E Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 3.0000% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in December 2031, 0.50%.
Class F Notes. The Class F Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 4.0000%.
Class G Notes. The Class G Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 5.0000%.

Interest on the Secured Notes will be calculated based on the actual number of days in the related interest accrual period, assuming a 360-day year.
The failure to pay interest on the Class A Notes, the Class A-S Notes or the Class B Notes at any time or, if no Class A Notes, Class A-S Notes or Class B Notes are outstanding, on any other class of Notes at the time such class of Notes is the most senior class of Notes outstanding, will constitute an event of default under the Indenture (following any applicable grace period).

For so long as any class of Notes with a higher priority is outstanding, any interest due on the Class C Notes, the Class D Notes, the Class E Notes, the Class F Notes and the Class G Notes that is not paid as a result of the operation of the priority of payments on any payment date (any such interest, “Deferred Interest”) will be deferred, will not be considered “due and payable” and the failure to pay such Deferred Interest will not be an event of default under the Indenture. Any Deferred Interest will be added to the outstanding principal balance of such class of Notes.
Principal payments on each class of Notes will be paid in accordance with the priority of payments set forth in the Indenture.
Exchangeable Notes
The Indenture allows for the exchange of all or a portion of the Class F Notes and the Class G Notes, as follows: (i) the Class F Notes may be exchanged for proportionate interests in the Class F-E Notes and the Class F-X Notes and (ii) the Class G Notes may be exchanged for proportionate interests in the Class G-E Notes and the Class G-X Notes, in the manner set forth in the Indenture.
Subordination of the Notes
In general, payments of interest and principal on any class of Notes are subordinate to all payments of interest and principal on any class of Notes with a more senior priority. Generally, all payments on the Notes will be subordinate to certain payments required to be made in respect of any interest advances and certain other expenses.
Note Protection Tests
The Notes are subject to note protection tests (the “Note Protection Tests”), which will be used primarily to determine whether and to what extent interest received on the collateral interests may be used to make certain payments subordinate to interest and principal payments to the Offered Notes in the priority of payments set forth in the Indenture.
If either of the Note Protection Tests are not satisfied as of any determination date, then on the next payment date, interest proceeds will be used to redeem the Offered Notes in accordance with the priority of payments until such Note Protection Tests are satisfied.
The following chart specifies the minimum ratios required for each Note Protection Test to be satisfied for the Notes.

Note Protection Test	Ratio
Minimum Par Value	110.58%
Minimum Interest Coverage	120.00%
The par value ratio is, as of any measurement date, the number (expressed as a percentage) calculated by dividing (a) the net outstanding portfolio balance on such measurement date by (b) the sum of the aggregate outstanding amount of the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D and the Class E Notes and the amount of any unreimbursed interest advances.
The interest coverage ratio is generally equal to the interest proceeds from the collateral portfolio divided by the interest payable on the Offered Notes.
Reinvestment Period
The CLO includes a reinvestment period from the CLO Closing Date to the payment date in February 2029 (plus up to 60 days for certain pipeline acquisitions) during which the CLO Issuer may acquire additional Collateral Interests in accordance with the Indenture.

From time to time (including during the Reinvestment Period), the CLO Issuer may acquire Funded Companion Participations related to the collateral interests, subject to the Eligibility Criteria, Acquisition Criteria and other conditions set forth in the Indenture.
The Servicing Agreement

Except for certain non-serviced loans, the commercial real estate loans will be serviced by Trimont LLC, as servicer (the “Servicer”), and Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”), pursuant to a servicing agreement (the “Servicing Agreement”), dated as of February 10, 2026, by and among the CLO Issuer, the Servicer, the Special Servicer, the Advancing Agent, the Trustee and the Note Administrator.
The Servicing Agreement requires each of the Servicer and the Special Servicer to diligently service and administer the commercial real estate loans (other than certain non-serviced loans) and any applicable mortgaged property acquired directly or indirectly by the Special Servicer for the benefit of the secured parties under the Indenture. In connection with their respective duties under the Servicing Agreement, the Servicer and the Special Servicer (or any replacement servicer or special servicer) are entitled to monthly servicing and special servicing fees, as described in the Servicing Agreement.
The CLO Issuer Will Generate “Excess Inclusion Income” under the “Taxable Mortgage Pool” Rules
The CLO Issuer likely is a “taxable mortgage pool” (“TMP”) under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). So long as the CLO Issuer is wholly-owned by Sub-REIT and Sub-REIT remains qualified as a real estate investment trust (“REIT”) under the Internal Revenue Code, the CLO Issuer is expected to be treated as a “qualified REIT subsidiary” that is generally treated as an entity disregarded as separate from Sub-REIT rather than as a fully taxable C corporation.
However, “excess inclusion income” (“EII”) attributable to a TMP, if distributed to the stockholders of a REIT, is taxable in all events to those stockholders regardless of the general tax characteristics of, and any tax attributes (such as net operating losses) otherwise available to, such stockholders. For example, EII would be unrelated business taxable income if it were distributed as dividends to stockholders of the Company that are otherwise generally exempt from U.S. federal income tax. The Company does not intend to distribute EII to its stockholders, but to instead pay (or cause to be paid) corporate income tax on such EII as and when it arises. Although the Company does not expect that the amount of any such corporate income tax will be material, there are various uncertainties concerning the correct computation of EII, which are to be based on regulations that have not yet been issued. These uncertainties could increase the amount of EII taxable to the Company or Sub-REIT above the amount the Company anticipates, could result in a portion of the dividends distributed to stockholders being treated as EII, or both.
In addition, if the CLO Issuer ceased to be a “qualified REIT subsidiary”, that would, subject to certain exceptions, generally be an event of default under the Indenture. In order for the CLO Issuer to remain a “qualified REIT subsidiary” under the Internal Revenue Code, it must remain wholly-owned at all times by Sub-REIT or by another REIT. This generally will require Sub-REIT to retain not only all of the equity in the CLO Issuer, but also all of those classes of Notes as to which counsel to the Company is unable to render an opinion that they will be treated as indebtedness for U.S. federal income tax purposes if they are sold to another party. Such restrictions on transfer will restrict the liquidity of the equity in the CLO Issuer and of the Class F Notes, the Class G Notes and the Class H Notes (and any other retained or repurchased Notes, if applicable), and indirectly the assets that secure the Notes, and could prevent the Company and Sub-REIT from transferring all or part of those positions in circumstances in which it would otherwise do so.

Status of our Offering
We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $350 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 73,672,340 shares of our common stock (consisting of 36,372,813 Class S shares, 34,582,588 Class I shares, 319,683 Class T shares, 326,641 Class D shares, and 2,070,614 Class M shares) in the primary offering for total proceeds of $1.82 billion and (ii) 13,338,675 shares of our common stock (consisting of 6,981,146 Class S shares, 5,872,742 Class I shares, 96,950 Class T shares, 44,045 Class D shares, and 343,792 Class M shares) pursuant to our distribution reinvestment plan for a total value of $328.68 million.